Exhibit 2
EXECUTION COPY

SECURITIES PURCHASE AGREEMENT
by and among
ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.,
ALDEN GLOBAL VALUE RECOVERY MASTER FUND, L.P.,
ALDEN MEDIA HOLDINGS, LLC,
JS ACQUISITION, LLC
and
(solely with respect to
Sections 2.3, 5.1, 5.2, 5.3, 5.4, 5.5 and 5.8 and Article X)
JEFFREY H. SMULYAN
Dated as of May 24, 2010

IMPORTANT: The representations and warranties of each party set forth in this Agreement (i) have been qualified by confidential disclosures made to the other party in connection with this Agreement, (ii) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (iii) were made only as of the date of this Agreement or such other date as is specified in this Agreement, and (iv) may have been included in this Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts.

II-i

II-ii

Page

10.12	Counterparts	II-28
10.13	No Personal Liability	II-28
10.14	No Third Party Beneficiaries	II-28
10.15	Consent to Jurisdiction; Service of Process; Waiver of Jury Trial	II-28

Annexes
Annex 5.4(a)	Investor ECC Shares
Annex 5.4(b)	Controlling Stockholder ECC Shares
Annex 10.1(b)	Expenses

Exhibits
Exhibit A	Form of Amendments to Articles of Incorporation of ECC
Exhibit B	Form of Amended and Restated Operating Agreement
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Rollover Agreement
Exhibit E	Distribution Letter
Exhibit F	Tender Conditions
Exhibit G	Opinion
Exhibit H	ECC Board Resolutions
Exhibit I	Merger Agreement

II-iii

SECURITIES PURCHASE AGREEMENT

Securities Purchase Agreement, dated as of May 24, 2010 (this “Agreement”), by and among Alden Global Distressed Opportunities Master Fund, L.P., a Cayman Islands limited partnership, Alden Global Value Recovery Master Fund, L.P., a Cayman Islands limited partnership (collectively, “Alden”), in each case solely with respect to Sections 2.3, 5.2, 5.3, 5.4, 5.5 and 5.8 and Article IV, Article IX and Article X, and Alden Media Holdings, LLC, a Delaware limited liability company (the “Investor”), JS Acquisition, LLC, an Indiana limited liability company (the “Company” and together with Alden and the Investor, the “Parties”) and, solely with respect to Sections 2.3, 5.1, 5.2, 5.3, 5.4, 5.5 and 5.8 and Article X insofar as the foregoing pertain to Jeffrey H. Smulyan (the “Controlling Stockholder”), the Controlling Stockholder.

WHEREAS, the Company desires to commence a tender offer (the “Tender Offer”) to purchase all shares of Class A Common Stock, par value $0.01 per share (“ECC Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (“ECC”);

WHEREAS, in connection therewith, ECC shall commence an offer to exchange (the “Exchange Offer”) all of the outstanding shares of 6.25% Series A Preferred Stock, $0.01 par value per share (“ECC Preferred Stock”), of ECC for newly-issued 12% senior subordinated notes of ECC (the “ECC Subordinated Notes”) upon the satisfaction of the conditions thereof (the “Exchange Closing”) at a rate of $30 principal amount of ECC Subordinated Notes per $50 of liquidation preference of ECC Preferred Stock;

WHEREAS, it is expected that, following the consummation of the Tender Offer (the “Tender Closing”) upon the satisfaction of Tender Conditions (as defined below) and the Exchange Closing, (a) the remaining outstanding shares of ECC Class A Common Stock (including the shares thereof held by the Investor, and excluding certain shares thereof held by the Controlling Stockholder and his Affiliates (as defined below)) shall be converted into the right to receive $2.40 in cash per share (the “Offer Price”) in a merger (the “Back-End Merger”) of ECC and JS Acquisition, Inc., an Indiana corporation and wholly owned subsidiary of the Company (“Mergerco”), (b) the outstanding shares of ECC Preferred Stock beneficially owned by the Investor or its Affiliates will be converted into the right to receive ECC Subordinated Notes at a rate of $30 principal amount of ECC Subordinated Notes per $50 of liquidation preference of ECC Preferred Stock and (c) the outstanding shares of ECC Preferred Stock not beneficially owned by the Investor or its Affiliates or the Controlling Stockholder shall be converted into the right to receive the amount of consideration payable with respect to the number of shares of ECC Class A Common Stock into which such shares of ECC Preferred Stock would be convertible immediately prior to the Back-End Merger;

WHEREAS, the Company shall solicit proxies (i) from holders of ECC Preferred Stock and ECC Class A Common Stock to vote for certain amendments to the Articles of Incorporation of ECC substantially in the form set forth in Exhibit A hereto (the “Articles Amendments”) and (ii) if the Tender Offer is successful, from holders of ECC Common Stock to approve the Back-End Merger (the “Proxy Solicitations”).

WHEREAS, in order to finance the Tender Offer, the Back-End Merger and to pay certain fees, expenses and other costs incurred in connection therewith, the Company wishes to issue to the Investor, and the Investor wishes to purchase from the Company, an interest in the Company, as described in Section 2.1 and in the Operating Agreement (as defined below) (the “Securities”), upon the terms and subject to the conditions of this Agreement (the “Securities Purchase”);

WHEREAS, (a) the Company (i) was formed as a limited liability company on May 3, 2010 pursuant to and in accordance with the laws of the State of Indiana pursuant to the filing of articles of organization (the “Articles”) in the office of the Secretary of State of the State of Indiana and (ii) adopted the Operating Agreement of the Company, dated as of May 6, 2010 (the “Initial Operating Agreement” and together with the Articles, the “Initial Governing Documents”); and (b) on May 6, 2010, (x) Mergerco was recapitalized such that Mergerco issued to the Controlling Stockholder (1) 10 shares of Class B Common Stock, par value $0.01 per share, of Mergerco (“Mergerco Voting Shares”) and (2) 1,000,000 shares of Class A Non-Voting Stock, par value $0.01 per share, (“Mergerco Non-Voting Shares”); and (y) the Controlling Stockholder contributed the Mergerco Non-Voting Shares to the Company;

WHEREAS, concurrently with the Closing, the Controlling Stockholder, the Investor, the Company and the other parties designated as “Other Members” on the signature pages thereto (the “Other Members”) shall amend and restate in its entirety the Initial Operating Agreement by entering into the Amended and Restated Operating Agreement of the Company substantially in the form attached hereto as Exhibit B (the “Operating Agreement”);

WHEREAS, concurrently with the Closing, the Company, the Investor and the Controlling Stockholder shall enter into the Registration Rights Agreement substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”);

WHEREAS, pursuant to the Rollover Agreement, dated as of the date hereof, by and among the Company and the Other Members, substantially in the form attached hereto as Exhibit D (the “Rollover Agreement”), concurrently with the Closing, the Company shall issue to the Other Members, and the Other Members shall purchase from the Company, Common Interests (as defined below), upon the terms and subject to the conditions thereof (the “Rollover” and, together with the Tender Closing, the Back-End Merger, the Exchange Closing, the Proxy Solicitations and the Securities Purchase, the “Transactions”);

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Securities Purchase and also to prescribe certain conditions to the Securities Purchase;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements entered into herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1  Defined Terms.

(a) For all purposes of this Agreement, the following terms shall have the respective meanings set forth in this Section 1.1 (such definitions to be equally applicable to both the singular and plural forms of the terms herein defined):

“401(k) Plan” means the 401(k) plan of ECC as in effect from time to time.

“Affiliate” means, with respect to any Person, (i) any other Person controlling, controlled by or under common control with such Person, (ii) any trust or other estate in which such Person has a beneficial interest or as to which such Person serves as a trustee or in a similar fiduciary capacity, or (ii) who is an individual, a member of such Person’s immediate family, including his or her spouse, parents, siblings, children or grandchildren. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise. For the purposes of this Agreement and in addition to the foregoing, (a) each of Global Distressed Opportunities Fund, LP, Alden Global Distressed Opportunities Fund GP, LLC and Randall D. Smith shall be deemed an Affiliate of the Investor and (b) ECC and its controlled Affiliates shall not be deemed an Affiliate of any of the Company, Alden, the Investor or the Controlling Stockholder.

“Business” means the business of ECC and its subsidiaries, as conducted as of the date of this Agreement.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by Law to close.

“Common Interests” means Common Interests of the Company having the terms and conditions set forth in the Operating Agreement.

“Company Material Adverse Effect” means any effect that is, or is reasonably likely to be, materially adverse to the Business, financial condition or results of operations of the Company, ECC and ECC’s subsidiaries, taken as a whole; provided, however, that no fact, circumstance, event or change resulting from, attributable to or arising out of any of the following shall constitute, or be considered in determining whether there has occurred, a Company Material Adverse Effect: (a)(i) changes in general economic or political conditions or the securities, banking, credit, currency, commodities, capital or financial markets in general (including general changes to monetary policy, inflation, interest rates, exchange rates or stock, bond or debt prices) in the United States or in any other geographic market, (ii) changes that are generally applicable to the industries in which the Company, ECC and ECC’s subsidiaries operate (including any competitive and/or technological changes relevant to such industries), (iii) changes in general legal, regulatory or political conditions, including the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, or changes in GAAP or in other applicable accounting standards (or in the interpretation thereof), (iv) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the threatened or actual impact thereof on relationships, contractual or otherwise, with current or prospective customers, suppliers, vendors, distributors, partners, financing sources, employees or landlords, (v) the identity of the Investor as the purchaser of the Securities or any facts or circumstances concerning the Investor, Alden or any of their respective Affiliates, (vi) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or action or inaction consented to or requested by Alden of the Investor, (vii) changes in the trading volume or market price of ECC Common Stock on the NASDAQ Stock Market or the suspension of trading generally on the NASDAQ Stock Market (provided that the exception in this clause shall not in any way prevent or otherwise affect a determination that any change, event, circumstance, development or effect underlying such decrease has resulted in, or contributed to, a Company Material Adverse Effect), (viii) any litigation or investigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, other than litigation or investigations commenced or threatened in writing by any Governmental Body or (ix) any restatement of the consolidated financial statements of ECC and its subsidiaries contained in the ECC SEC Documents that results in an accounting charge thereto that does not require a cash settlement and would not otherwise constitute a Company Material Adverse Effect, except, in the case of the foregoing clauses (i), (ii) and (iii), for such changes or developments referred to therein have a materially disproportionate impact on the Company, ECC and ECC’s subsidiaries, taken as a whole, relative to other companies that operate in multiple geographic markets, including large markets, in the industries in which the Company, ECC and ECC’s subsidiaries operate or (b) any failure to meet internal or published projections, forecasts, estimates, performance measures, operating statistics or revenue or earnings predictions for any period or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof.

“Controlling Stockholder Options” means options to purchase (i) 97,565 shares of ECC Class A Common Stock and (ii) 1,170,796 shares of ECC Class B Common Stock, in each case, held directly by the Controlling Stockholder.

“Controlling Stockholder Retained Shares” means (i) 5,877.0745 shares of ECC Class A Common Stock held in the 401(k) Plan, (ii) 30,625 shares of ECC Class A Common Stock held by The Smulyan Family Foundation and (iii) at the election of the Controlling Stockholder, up 200,000 shares of ECC Class A Common Stock held directly by the Controlling Stockholder (some of which may be converted into shares of ECC Class A Common Stock from ECC Class B Common Stock after the date hereof).

“Credit Agreement” means the Amended and Restated Revolving Credit and Term Loan Agreement, by and among Emmis Operating Company, ECC, the lending institutions party thereto and Bank of America as administrative agent, dated as of November 2, 2006, as amended.

“Distribution Letter” means that certain letter agreement, executed and delivered by the Company, the Controlling Stockholder and the Investor concurrently with the execution of this Agreement, as attached hereto as Exhibit E.

“ECC Board” means the board of directors of ECC.

“ECC Capital Stock” means ECC Common Stock and ECC Preferred Stock.

“ECC Class B Common Stock” means Class B Common Stock, par value $0.01 per share, of ECC.

“ECC Common Stock” means (a) ECC Class A Common Stock and (b) ECC Class B Common Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FCC” means the Federal Communications Commission.

“FCC Licenses” means all licenses, construction permits and authorizations issued by the FCC and used or usable for the operation of the Stations.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Body” means with respect to any nation or government, any state, province or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government.

“IRS” means the Internal Revenue Service.

“Knowledge of Alden” means the actual past or present knowledge of any of Heath Freeman, Jason Pecora, Jim Plohg or Bruce Schnelwar.

“Knowledge of the Company” means the actual past or present knowledge of any of Jeffrey H. Smulyan, Patrick M. Walsh, J. Scott Enright or Ryan A. Hornaday.

“Law” means any law, statute, ordinance, code, rule, regulation or other requirement of any Governmental Body.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, servitude, transfer restriction, encumbrance, adverse claim or any other restriction or limitation whatsoever other than restrictions on sale imposed by the Securities Act and state securities laws.

“Losses” of any Person means any and all demands, claims, suits, actions, causes of action, Orders, proceedings, assessments, losses, fines, damages, liabilities, costs and expenses incurred by such Person, including interest, penalties and attorneys’ fees, third-party expert and consultant fees and expenses,.

“Merger Agreement” means the Agreement and Plan of Merger substantially in the form attached hereto as Exhibit I.

“Offer to Purchase” means the Offer to Purchase mailed to the holders of ECC Common Stock in connection with the Tender Offer.

“Order” means any order, judgment, injunction, award, decree or writ of any Governmental Body.

“Person” means any individual, corporation, partnership, limited liability company, limited liability partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or any other entity.

“Purchase Price” means an amount equal to the sum of (a) $90 million, plus (b) an amount equal to the product of (x) (i) the number of outstanding shares of ECC Preferred Stock that, as of the time of the consummation of the Exchange Offer, have not been exchanged for ECC Subordinated Notes pursuant to the Exchange Offer; provided that if any ECC Preferred Stock is converted into ECC Class A Common Stock after the date hereof, then for purposes of the foregoing clause such ECC Preferred Stock shall be considered to remain outstanding and not so exchanged minus (ii) the number of shares of ECC Preferred Stock held by Alden and its Affiliates, multiplied by (y) the number of shares of ECC Class A Common Stock that each share of ECC Preferred Stock is convertible into pursuant to the terms thereof (as amended by the Articles Amendments), multiplied by (z) $2.40, plus (c) the amount (if any) by which the Transaction Expenses reimbursable by the Company pursuant to Section 10.1(a) exceeds $10.28 million.

“Representatives” means, with respect to any Person, such Person’s directors, officers and employees and its and their respective advisors, agents and representatives.

“Rules and Regulations” means the rules of the FCC as set forth in Title 47 of the Code of Federal Regulations and all policies of the FCC.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Interests” means Series A Convertible Redeemable PIK Preferred Interests of the Company having the terms and conditions set forth in the Operating Agreement.

“subsidiary” means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary of such Person) holds stock or other ownership interests representing (A) more that 50% of the voting power of all outstanding stock or ownership interests of such entity, (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity or (C) a general or managing partnership interest in such entity.

“Tax” includes all federal, state, local and foreign income, profits, franchise, gross receipts, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions imposed by a governmental entity (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as a transferee.

“Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Taxing Authority or maintained relating to Taxes.

“Tender Conditions” means the conditions to the Tender Closing set forth in the Offer to Purchase, substantially in the form attached as Exhibit F hereto.

The following capitalized terms are defined in the following Sections of this Agreement:

Term	Section

Agreement	Preamble
Alden	Preamble
Articles	Recitals
Articles Amendments	Recitals
Back-End Merger	Recitals
Closing	2.1
Closing Date	2.2
Company	Preamble
Company Disclosure Schedule	III
Controlling Stockholder	Preamble
Controlling Stockholder ECC Shares	5.4(b)
Deductible Amount	9.1(b)(i)
Early Termination Date	8.1(b)
ECC	Recitals
ECC 10-K	III
ECC Class A Common Stock	Recitals
ECC Intellectual Property Rights	3.14(a)
ECC Preferred Stock	Recitals

Term	Section

ECC SEC Documents	3.10(a)
ECC Subordinated Notes	Recitals
Exchange Closing	Recitals
Exchange Offer	Recitals
Governmental Permits	3.9(a)
indemnified party	9.4(a)
indemnifying party	9.4(a)
Initial Governing Documents	Recitals
Initial Operating Agreement	Recitals
Intellectual Property Rights	3.14(a)
Investor	Preamble
Investor ECC Shares	5.4(a)
Investor Indemnified Party	9.1
Investor Specified Representations	9.2(b)(i)
Lease	3.15(b)
Leases	3.15(b)
Merger Agreement	6.06
Mergerco	Recitals
Mergerco Non-Voting Shares	Recitals
Mergerco Voting Shares	Recitals
Offer Price	Recitals
Operating Agreement	Recitals
Opinion	2.3(b)(ii)
Other Members	Recitals
Outside Date	8.1(c)
Owned Intellectual Property Rights	3.14(a)
Parties	Preamble
Permitted Liens	3.7(b)
Proxy Solicitations	Recitals
Recipient	5.6
Registration Rights Agreement	Recitals
Rollover	Recitals
Rollover Agreement	Recitals
Securities	Recitals
Securities Purchase	Recitals
Seller Specified Representations	9.1(b)(i)
Senior Preferred Stock	3.8(a)
Stations	3.9(a)
Tender Closing	Recitals
Tender Offer	Recitals
Third Party Claim	9.4(a)
Transaction Expenses	10.1(b)
Transactions	Recitals

ARTICLE II

PURCHASE AND ISSUANCE OF SECURITIES; PURCHASE PRICE

2.1  Issuance and Purchase of Securities.  At the closing of the Securities Purchase (the “Closing”), upon the terms and subject to the conditions of this Agreement, the Company shall issue to the Investor, and the Investor shall, and Alden shall provide sufficient funds to the Investor to, purchase from the Company, all of the Securities for the Purchase Price, to be paid in cash in accordance with Section 2.3.

2.2  Closing; Closing Date.  The Closing shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, at 1285 Avenue of the Americas, New York, New York at 10:00 a.m. local time, on the first Business Day after the conditions to closing set forth in Article VI and Article VII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or such other time or date as the Parties may mutually agree in writing. The date upon which the Closing occurs is referred to herein as the “Closing Date.”

2.3  Deliveries At Closing.

(a) At the Closing, the Investor shall, and Alden shall cause the Investor to:

(i) deliver, or cause to be delivered to, the Company the Purchase Price in cash by wire transfer of immediately available funds in United States dollars to the bank account or accounts designated by the Company in writing; and

(ii) execute and deliver the Operating Agreement and the Registration Rights Agreement.

(b) At the Closing, the Company shall:

(i) issue the Securities to the Investor;

(ii) deliver to the Investor a legal opinion of Taft Stettinius & Hollister LLP substantially in the form of Exhibit G (the “Opinion”); and

(iii) execute and deliver the Operating Agreement and the Registration Rights Agreement.

(c) At the Closing, the Controlling Stockholder shall execute and deliver the Operating Agreement and the Registration Rights Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Disclosure Schedule which is being delivered to the Investor concurrently herewith (the “Company Disclosure Schedule”) or (b) as disclosed in or incorporated by reference into (i) ECC’s Annual Report on Form 10-K for the year ended February 28, 2010 (the “ECC 10-K”) or (ii) any other ECC SEC Document (as defined below) filed with or furnished to the SEC on or after the date the ECC 10-K was filed but prior to the date hereof (excluding any disclosure set forth in any risk factor section or any section relating to or containing forward looking statements, in each case, to the extent not otherwise disclosed in any other section of the ECC 10-K or such other ECC SEC Documents) to the extent such disclosure is reasonably apparent on its face to relate to such section of Article III below, the Company represents and warrants to the Investor as follows

3.1  Due Organization; Authority to Execute and Perform Agreement.  The Company is an Indiana limited liability company duly organized and validly existing under the laws of the State of Indiana, and has all requisite organizational power and authority and has taken all organizational action required to execute and deliver this Agreement and to perform its obligations hereunder. Mergerco is an Indiana corporation duly incorporated and validly existing under the laws of Indiana. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles and public policy.

3.2  No Defaults or Conflicts.  The execution and delivery of this Agreement and the consummation of the Transactions by the Company and Mergerco and performance by the Company of its obligations hereunder: (i) does not result in any violation of (x) the Initial Governing Documents or (y) the articles of incorporation and by-laws of Mergerco; (ii) does not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any agreement or instrument to which the Company or Mergerco is a party or by which they are bound or to which their respective properties are subject; and (iii) assuming compliance with the matters addressed in Section 3.3, does not violate any existing applicable Law or Order of any Governmental Body having jurisdiction over the Company or Mergerco; provided, however, that no representation or warranty is made in the foregoing clause (iii) with respect to matters that would not impair the Company’s or Mergerco’s ability to consummate the Transactions.

3.3  No Governmental Authorization Required.  No authorization or approval by, and no notice to or filing with, any Governmental Body will be required to be obtained or made by the Company or Mergerco in connection with the due execution, delivery and performance by the Company of this Agreement and the consummation by the Company, Mergerco or ECC of the Transactions; provided, however, that no representation or warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Body that, if not obtained or made, would not materially impair the Company’s or Mergerco’s ability to consummate the Transactions.

3.4  Capitalization.

(a) As of the date hereof and immediately prior to the Closing, (i) Common Interests representing 100% of the ownership interests of the Company are issued, outstanding and owned by the Controlling Stockholder, which Common Interests are duly authorized, validly issued, fully paid, nonassessable and free and clear of any Liens, and (ii) no other class of capital stock or other ownership interests of the Company is issued or outstanding.

(b) Immediately after the Closing, the outstanding Common Interests and Series A Preferred Interests shall be as set forth in the Operating Agreement.

(c) As of the date hereof and as of the Closing, (i) 1,000,010 shares of common stock of Mergerco have been authorized, (ii) (x) 10 Mergerco Voting Shares are issued and outstanding and owned by the Controlling Stockholder and (y) 1,000,000 Mergerco Non-Voting Shares are issued and outstanding and owned by the Company, (iii) all of the shares described in clause (ii) are issued, fully paid, nonassessable and free and clear of any Liens and (iv) no other class of capital stock or other ownership interests of Mergerco is issued or outstanding.

(d) Except pursuant to the Securities Purchase or the Rollover, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company, Mergerco or any of their respective subsidiaries is a party or by which the Company, Mergerco or any of their respective subsidiaries is bound obligating the Company, Mergerco or any of their respective subsidiaries to (i) issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company, Mergerco or any of their respective subsidiaries; (ii) issue, grant, extend or enter into any such security, option, warrant, call, right or contract; (iii) redeem or otherwise acquire any such shares of capital stock or other equity or voting interests; or (iv) provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any subsidiary.

3.5  Absence of Litigation.  As of the date hereof, there is no claim, action, proceeding or investigation pending or, to the Knowledge of the Company, threatened against any of the Controlling Stockholder, the Company or Mergerco or any of their respective properties or assets at law or in equity, except as would not materially impair the Company’s ability to consummate the Transactions or otherwise have a Company Material Adverse Effect.

3.6  Newly-Formed Entities.  Since their respective dates of organization, the Company, Mergerco and their respective subsidiaries have not carried on any business or conducted any operations other than the execution of this Agreement and the performance of their obligations under this Agreement and matters ancillary thereto (including discussions with prospective financing sources and other activities and agreements in connection with the Transactions and other alternative transactions); provided, that any liabilities therefrom are included on Annex 10.1(b). The Company, Mergerco and their respective subsidiaries have no indebtedness of any type and have not incurred or assumed any indebtedness or liabilities or provided any guarantee of any indebtedness or other liabilities or obligations, other than liabilities for reasonable expenses incurred in connection with the Transactions.

3.7  Organization and Qualification; Subsidiaries.

(a) Each of ECC and its subsidiaries is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on the Business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Business. Each of ECC and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its Business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Business.

(b) Section 3.7(b) of the Company Disclosure Schedule sets forth a complete and correct structure chart of ECC and its subsidiaries (other than entities with no material liabilities and no material assets or operations), including the jurisdiction of organization and percentage of outstanding equity or voting interests (including partnership interests and limited liability company interests) owned by ECC or its subsidiaries of each of ECC’s subsidiaries, and the identity of such owners of outstanding equity or voting interests. All equity or voting interests (including partnership interests and limited liability company interests) of ECC’s subsidiaries held by ECC or any of its other subsidiaries have been duly and validly authorized and are validly issued, fully paid and non-assessable. All such equity or voting interests owned by ECC or its subsidiaries are free and clear of any Liens (other than Liens under the Credit Agreement and Liens permitted thereunder (“Permitted Liens”).

3.8  Capitalization; Existence; Articles of Incorporation and By-laws.

(a) The authorized capital stock of ECC consists of (i) 230,000,000 shares of common stock of ECC consisting of (A) 170,000,000 shares of ECC Class A Common Stock, (B) 30,000,000 shares of ECC Class B Common Stock and (C) 30,000,000 shares of Class C Common Stock, par value $0.01 per share and (ii) 10,000,000 shares of preferred stock consisting of (A) 250 shares of 12.50% Senior Preferred Stock, par value $0.01 per share (the “Senior Preferred Stock”) and (B) 2,875,000 shares of ECC Preferred Stock. As of May 17, 2010, (i) 32,910,753 shares of ECC Class A Common Stock were issued and outstanding, (ii) 4,930,680 shares of ECC Class B Common Stock were issued and outstanding, all of which shares were held by the Controlling Stockholder, (iii) no shares of Class C Common Stock of ECC were issued and outstanding, (iv) no shares of Senior Preferred Stock were issued and outstanding, (v) 2,809,170 shares of ECC Preferred Stock were issued and outstanding, (vi) there were outstanding restricted stock with respect to 144,040 shares of ECC Class A Common Stock, (vii) there were outstanding restricted stock unit awards with respect to 25,000 shares of ECC Class A Common Stock, (viii) there were stock options to purchase an aggregate of 8,663,038 shares of ECC Common Stock at a weighted average exercise price of $9.46 per share of ECC Common Stock (of which stock options to purchase an aggregate of 5,778,379 shares of ECC Common Stock were exercisable). No shares of ECC Class A Common Stock or ECC Class B Common Stock are held by any subsidiary of ECC. Since February 28, 2010, other than pursuant to the exercise of stock options outstanding on such date, the issuance of stock options under employment agreements in effect on such date, the issuance of ECC Class A Common Stock pursuant to the director compensation plan in effect on such date, the vesting of restricted stock and restricted stock unit awards outstanding on such date and pursuant to the 401(k) Plan and the conversion of up to 200,000 shares of ECC Class B Common Stock into a like amount of ECC Class A Common Stock, ECC has not issued any ECC Class A Common Stock has not granted any option, restricted stock, warrants or rights or entered into any other agreements or commitments to issue any ECC Class A Common Stock or ECC Class B Common Stock and has not split, combined or reclassified any of its shares of capital stock. Each of the outstanding shares of capital stock, voting securities or other equity interests of each subsidiary of ECC is duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights, and all such securities are owned by ECC or another wholly owned subsidiary of ECC free and clear of all Liens other than Permitted Liens.

(b) Except as set forth above, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which ECC or any of its subsidiaries is a party or by which ECC or any of its subsidiaries is bound obligating ECC or any of its subsidiaries to (i) issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, ECC or any of its subsidiaries; (ii) issue, grant, extend or enter into any such security, option, warrant, call, right or contract; (iii) redeem or otherwise acquire any such shares of capital stock or other equity or voting interests; or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any subsidiary. From February 28, 2010 to the date hereof, ECC has not declared or paid any dividend or distribution in respect of the ECC Capital Stock, and has not repurchased, redeemed or otherwise acquired any ECC Capital Stock, and the ECC Board has not authorized any of the foregoing.

(c) Neither ECC nor any of its subsidiaries has outstanding material bonds, debentures, notes or other securities, the holders of which have the right to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) with the stockholders of ECC or any of its subsidiaries on any matter.

(d) There are no stockholder agreements, voting trusts or other agreements or understandings to which ECC or any of its subsidiaries is a party with respect to the voting of the capital stock or other equity interests of ECC or any of its subsidiaries.

(e) The Company has made available to the Investor a complete and correct copy of the Second Amended and Restated Articles of Incorporation and the By-Laws, each as amended to date, of ECC and the equivalent organization documents for each of its subsidiaries. The Second Amended and Restated Articles of Incorporation and By-laws (or equivalent organization documents) of ECC and each of its subsidiaries are in full force and effect. None of ECC or any of its subsidiaries is in material violation of any provision of the Second Amended and Restated Articles of Incorporation or the By-Laws (or its equivalent organization documents).

3.9  Compliance with Laws; Governmental Permits; No Conflict.

(a) Each of ECC and its subsidiaries is in possession of all FCC Licenses required to operate the radio stations owned or operated by them (the “Stations”), and all other material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for ECC or any of its subsidiaries to own, lease and operate the properties of ECC and its subsidiaries or to carry on its business as it is now being conducted and contemplated to be conducted (the “Governmental Permits”). All of the Governmental Permits are in full force and effect, and no suspension or cancellation of any of the Governmental Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to have in full force and effect, or the suspension or cancellation of, any of the Governmental Permits would not reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect. None of the Governmental Permits are subject to any conditions, other than as may be generally applicable to the industry in which ECC operates except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of ECC or any of its subsidiaries is, or during the past two years has been, in conflict with, or in default or violation of, nor will the transactions result in any conflict with, or default or violation of, (i) any Laws applicable to ECC or any of its subsidiaries or by which any property or asset of ECC or any of its subsidiaries is bound or affected, (ii) any of the Governmental Permits or (iii) any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which ECC or any of its subsidiaries is a party or by which ECC or any of its subsidiaries or any property, asset or right of ECC or any of its subsidiaries is bound or affected, except for any such conflicts, defaults or violations that would not have, individually or in the aggregate, a Company Material Adverse Effect. None of ECC or any of its subsidiaries has received written or, to the Knowledge of the Company, oral (or otherwise has any knowledge of any) notice during the past three years, of any material violation of or noncompliance with any Law applicable to ECC or any of its subsidiaries, or directing ECC or any of its subsidiaries to take any remedial action with respect to such applicable Law or otherwise, and no material deficiencies of ECC or any of its subsidiaries have been asserted to ECC or any of its subsidiaries in writing or, to the Knowledge of the Company, orally, by any Governmental Body.

(b) The Business is being operated in compliance with Law and in accordance with the terms and conditions of the Governmental Permits applicable to it, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No proceedings or investigations are pending or, to the Knowledge of the Company, are threatened which may result in the revocation, cancellation, suspension, rescission, modification or non-renewal of any of the Governmental Permits, the denial of any pending application, the issuance of any cease and desist order or the imposition of any fines, forfeitures or other administrative actions by the FCC with respect to the Business or its operation, other than proceedings that are not likely to have a Company Material Adverse Effect. There is not on the date of this Agreement pending before the FCC any issued or outstanding, nor to the Knowledge of the Company is there on the date of this Agreement threatened, any application, complaint, petition or proceeding with respect to any station owned or controlled, directly or indirectly, by ECC. ECC and its subsidiaries have complied in all material respects with all requirements to file reports, applications and other documents with the FCC. The Company has no knowledge of any matters which would result in the revocation of or the refusal to renew any of the Governmental Permits.

3.10  ECC SEC Documents.

(a) ECC has filed with the SEC all material reports, schedules, forms, registration statements and other documents required to be filed or furnished with the SEC since February 29, 2008, together with any amendments, restatements or supplements thereto and those filed subsequent to the date of this Agreement (collectively, the “ECC SEC Documents”) and as of their respective dates or, if amended or restated prior to the date of this Agreement, as of the date of the last such amendment or applicable subsequent filing, the ECC SEC Documents complied, and each of the ECC SEC Documents to be filed subsequent to the date hereof will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the ECC SEC Documents at the time they were filed, or will be filed, as the case may be, or, if amended or restated prior to the date of this Agreement, as of the date of the last such amendment or applicable subsequent filing, contained, or will contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

(b) The consolidated financial statements (giving effect to any amendments, restatements or supplements thereto filed prior to the date of this Agreement, and including all related notes and schedules) of ECC and its subsidiaries included in the ECC SEC Documents fairly present in all material respects the consolidated financial position of ECC and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

3.11  Related Party Transactions.  There are no contracts or arrangements that are in existence as of the date of this Agreement under which there are any existing or future liabilities between ECC or any of its subsidiaries, on the one hand, and, on the other hand, any (i) present executive officer or director of ECC or (ii) record or beneficial owner of more than 5% of the shares of ECC Common Stock as of the date hereof except as set forth in the ECC SEC Documents on the date hereof.

3.12  Taxes.  Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, ECC or any subsidiary have been filed when due unless extended in accordance with all applicable laws and all such Tax Returns are true and complete in all respects;

(b) ECC and each subsidiary has paid (or has had paid on its behalf) to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which ECC and its subsidiaries ordinarily record items on their respective books;

(c) Neither ECC nor any subsidiary has waived any statute of limitations with respect to Taxes or requested or agreed to any extension of time with respect to a Tax assessment or deficiency;

(d) There is no claim, audit, action, suit, proceeding or investigation (whether judicial, administrative or otherwise) now pending or, to the Knowledge of the Company, threatened against or with respect to ECC or any subsidiary in respect of any Tax or Tax asset;

(e) Each of ECC and its subsidiaries has withheld and paid to the appropriate Taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former insured, reinsured, insurer or reinsurer, employee, independent contractor, creditor, member or other third party;

(f) Neither ECC nor any subsidiary is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment;

(g) Neither ECC nor any subsidiary has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1); and

(h) There are no liens or security interests on the assets of ECC or any subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.

3.13  Controls and Procedures.

(a) ECC has established and maintains disclosure controls and procedures and internal controls over financial reporting as required by Rule 13a-15 under the Exchange Act. ECC’s disclosure controls and procedures are designed to ensure that information required to be disclosed in ECC’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods and that all such information is accumulated and communicated to ECC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. ECC’s management has completed an assessment of the effectiveness of ECC’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended February 28, 2010, and a description of such assessment is set forth in the ECC 10-K. To the Knowledge of the Company, ECC has disclosed, based on its most recent evaluation of internal controls over financial reporting, to ECC’s outside auditors and the audit committee of the ECC Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect ECC’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ECC’s internal controls over financial reporting.

(b) Since February 28, 2010 (i) to the Knowledge of the Company, none of ECC, any of its subsidiaries, and any director, officer, auditor or accountant of ECC or any of its subsidiaries or any employee of ECC or its subsidiaries whose position includes monitoring ECC’s audit committee complaint reporting procedures has received any material complaint, allegation, assertion or claim, in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of ECC or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that ECC or any of its subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing ECC or any of its subsidiaries, whether or not employed by ECC or any of its subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by ECC or any of its officers, directors, employees or agents to the ECC Board or any committee thereof or to any director or executive officer of ECC.

3.14  Intellectual Property.

(a) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, ECC and its subsidiaries own or possess valid licenses or other rights to use in the manner currently used, all patents, copyrights, trademarks, service marks, brand names, logos, domain names, certification marks, trade names, trade dress and other indications of origin and the goodwill associated with the foregoing (the “Intellectual Property Rights”) used in or necessary for the conduct of the Business as currently conducted (the “ECC Intellectual Property Rights”). Neither ECC nor any of its subsidiaries has received, in the past two (2) years, any written charge, complaint, claim, demand or notice challenging the validity or enforceability of any of the ECC Intellectual Property Rights owned by ECC or any of its subsidiaries (the “Owned Intellectual Property Rights”) that has not been settled or otherwise resolved, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and no legal proceeding relating to the foregoing is pending or, to the Knowledge of the Company, has been threatened.

(b) To the Knowledge of the Company, (i) the conduct of the Business as currently conducted does not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any other person in any material respect and (ii) except as would not be material to ECC and its subsidiaries, taken as a whole, none of ECC or any of its subsidiaries has received, in the past two (2) years, any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation (including any claim that ECC or any of its subsidiaries must license or refrain from using any Intellectual Property Rights of any other person) that has not been settled or otherwise fully and finally resolved, and no legal proceeding relating to the foregoing has been initiated.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of ECC and its subsidiaries has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its trade secrets and other confidential Owned Intellectual Property Rights and any other Intellectual Property Rights obtained from third parties under the obligation of confidentiality.

3.15  Real Estate.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of ECC and its subsidiaries has good and valid fee simple title to its owned properties, assets and rights or good and valid leasehold or licensed interests in all of its leasehold or licensed properties, assets and rights. Section 3.15(a) of the Company Disclosure Schedule sets forth a list of all of the real property owned by ECC or any of its subsidiaries and (ii) all such owned properties, assets and rights, and all such leasehold, subleasehold or licensed interests in leased, subleased or licensed properties, assets and rights, are free and clear of all Liens except for Permitted Liens.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of ECC and its subsidiaries has complied with the terms of all leases, subleases and occupancy agreements (each a “Lease” and collectively, the “Leases”) to which it is a party and all such Leases are legal, valid, binding and enforceable in accordance with their terms by ECC or its subsidiaries party thereto and are in full force and effect. Since February 28, 2008, to the Knowledge of the Company, except as would not be material to ECC and its subsidiaries, taken as a whole, neither ECC not any of its subsidiaries has received notice of any default, delinquency or breach on the part of ECC or any of its subsidiaries, and there are no existing defaults (with or without notice or lapse of time or both) by ECC or any of its subsidiaries or any other party thereto, beyond any applicable grace periods under Leases.

3.16  Absence of Certain Changes or Events.  Since February 28, 2010, except as otherwise permitted by this Agreement or in connection with the Transactions, (a) the Business of ECC and its subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been any fact, change, effect, occurrence, event, development or state of circumstances that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.17  No Undisclosed Liabilities.  Except (a) as adequately reflected or reserved against in ECC’s consolidated balance sheet as at February 28, 2010, included in the ECC SEC Documents or (b) for liabilities or obligations incurred since the date of such balance sheet in the ordinary course of business consistent with past practice, which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that are required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of ECC and its subsidiaries.

3.18  ECC Absence of Litigation.  As of the date hereof, there is no material claim, action, proceeding or investigation pending or, to the Knowledge of the Company, threatened against ECC or any of its subsidiaries, or any of their respective properties, assets or rights, or against any employees of ECC or any of its subsidiaries, at law or in equity, and there are no material Orders, before any arbitrator or Governmental Body in each except as set forth in Section 3.18 of the Company Disclosure Schedule.

3.19  Brokers.  The Company has not paid or agreed to pay, or received any claim with respect to, any brokerage commissions, finders’ fees or similar compensation in connection with the Transactions, except as set forth in Section 3.19 of the Company Disclosure Schedule, the fees and expenses of which shall be paid by the Company.

3.20  Sufficiency of Assets.  Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the assets of ECC and its subsidiaries comprise all the material assets used or held for use in connection with the Business and (b) the assets of ECC and its subsidiaries are sufficient for the operation and conduct of the Business by ECC and its subsidiaries immediately following the Closing in substantially the same manner as currently conducted.

3.21  Adoption of Resolutions.  The resolutions set forth on Exhibit H were duly adopted by the ECC Board and have not been withdrawn or revoked.

3.22  Exclusivity of Representations.  The representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any implied warranties. The Company hereby disclaims any such other or implied representations or warranties, notwithstanding the delivery or disclosure to the Investor or its officers, directors, employees, agents or representatives of any documentation or other information (including any pro forma financial information, supplemental data or financial projections or other forward-looking statements).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR AND ALDEN

The Investor and Alden, jointly and severally, represent and warrant to the Company as follows:

4.1  Due Organization; Authority to Execute and Perform Agreement.  The Investor and Alden are duly organized, validly existing and, to the extent applicable, in good standing under the laws of the respective jurisdictions of their formation, and have all requisite organizational power and authority and have taken all organizational action required to execute and deliver this Agreement and to perform their obligations hereunder. This Agreement constitutes the legal, valid and binding obligation of the Investor and Alden, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles and public policy.

4.2  No Defaults or Conflicts.  The execution and delivery of this Agreement and the consummation of the Transactions by the Investor and Alden and performance by the Investor or Alden and their Affiliates of their respective obligations hereunder: (i) does not result in any violation of the organizational documents of the Investor or Alden or any of their applicable Affiliates; (ii) does not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any agreement or instrument to which the Investor or Alden or any of their Affiliates is a party or by which it is bound or to which the its properties are subject; and (iii) assuming compliance with the matters addressed in Section 4.3, does not violate any existing applicable Law or Order of any Governmental Body having jurisdiction over the Investor or Alden; provided, however, that no representation or warranty is made in the foregoing clause (iii) with respect to matters that would not impair the Investor’s or Alden’s ability to consummate the Transactions.

4.3  No Governmental Authorization Required.  No authorization or approval by, and no notice to or filing with, any Governmental Body will be required to be obtained or made by the Investor or Alden or any of their Affiliates in connection with the due execution, delivery and performance by the Investor or Alden of this Agreement and the consummation by the Investor or Alden of the Transactions; provided, however, that no representation or warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Body that, if not obtained or made, would not materially impair the Investor’s or Alden’s ability to consummate the Transactions.

4.4  Absence of Litigation.  As of the date hereof, there is no claim, action, proceeding or investigation pending or, to the Knowledge of Alden, threatened against Alden, the Investor or any of their respective properties or assets at law or in equity, except (a) litigation set forth in the Company Disclosure Schedule and (b) other litigation which would not materially impair their respective ability to consummate the Transactions or otherwise have an material adverse effect on any of Alden or the Investor.

4.5  Title to the Investor ECC Shares.  The Investor and its Affiliates own beneficially and of record, free and clear of any Liens, and have full power and authority to vote and convey free and clear of any Liens, the Investor ECC Shares (as defined below).

4.6  Purchase for Investment.  The Investor is purchasing the Securities for its own account for investment and not for resale or distribution in any transaction that would be in violation of the securities laws of the United States of America or any state thereof. The Investor is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

4.7  Financial Ability.  The Investor has, or Alden has and will make available to the Investor, cash on hand and/or unexpired and unconditioned capital commitments from its investors that are sufficient to enable the Investor to pay the Purchase Price in cash at the Closing and consummate the Transactions.

4.8  Brokers.  Except for fees and commissions that will be paid by the Investor or Alden, no Person retained by or on behalf of the Investor or any of their Affiliates is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Transactions.

4.9  Ownership Requirements.

(a) Neither (i) the Investor, (ii) any shareholder, partner, member or owner of the Investor, nor (iii) any indirect owner of the Investor, is (w) a person who is a not a citizen of the United States, (x) an entity organized under the laws of a government other than the government of the United States or any state, territory, or possession of the United States, (y) a government other than the government of the United States or of any state, territory or possession of the United States, or (z) a representative of, or an individual or entity controlled by, any of the foregoing, except that certain indirect owners of the Investor may be (w)-(z) and therefore qualify as “foreign” for purposes of the application of 47 U.S.C. § 310(b) and the rules, regulations, and published policies of the FCC implementing such statute (collectively “Foreign Ownership Rules”), provided that such indirect owners do not increase the foreign ownership of ECC by more than 1% for purposes of determining ECC’s compliance with the Foreign Ownership Rules.

(b) Based on information in the ECC 10-K, neither (i) the Investor, (ii) any officer, director, manager, shareholder, partner, member or owner of the Investor, nor (iii) any indirect owner of the Investor, holds any interest in any Media Company that (x) is cognizable under the provisions of 47 C.F.R. § 73.3555 or (y) will become cognizable under such provisions upon consummation of the Securities Purchase, which interest will cause (A) the Investor, (B) any officer, director, manager, shareholder, partner, member or owner of the Investor, (C) any indirect owner of the Investor, (D) the Company, or (E) ECC to be in violation of the provisions of the Communications Act or 47 C.F.R. § 73.3555 when considered in conjunction with the interest of the Investor in the Company and ECC that will be obtained hereunder on the Closing Date. The term “Media Company” shall mean any privately or publicly held businesses or parts thereof which, directly or indirectly, owns, controls or operates a broadcast radio or television station licensed by the FCC, a U.S. cable television system, a “daily newspaper” (as such term is defined in 47 C.F.R. § 73.3555), a multipoint multichannel distribution system licensed by the FCC, a commercial mobile radio service licensed by the FCC or any other communications facility the ownership or operation of which is subject to regulation by the FCC under the Communications Act of 1934, as amended.

4.10  Exclusivity of Representations.  The representations and warranties made by the Investor and Alden in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any implied warranties. The Investor and Alden hereby disclaim any such other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or its officers, directors, employees, agents or representatives of any documentation or other information (including any pro forma financial information, supplemental data or financial projections or other forward-looking statements).

ARTICLE V

COVENANTS AND AGREEMENTS

5.1  Conduct of the Business.  During the period from the date of this Agreement until the Closing, except as specifically required by this Agreement or the Transactions or as set forth on Section 5.1 of the Company Disclosure Schedule, the Company shall, and the Controlling Stockholder, for so long as he believes in good faith that such action would not constitute a breach of his fiduciary duties, shall use commercially reasonable efforts to cause ECC and Emmis Operating Company to, (a) conduct their respective businesses in the ordinary course of business consistent with past practice and to use their reasonable best efforts to preserve intact their respective businesses and relationships with customers, regulators, suppliers, lessors, licensors, distributors, creditors, employees and agents, and (b) not, without the Investor’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend, waive or otherwise change, in any material respect, the Initial Governing Documents, the Second Amended and Restated Articles of Incorporation of ECC (other than the Articles Amendments), the By-Laws of ECC, or such equivalent organizational documents of any of ECC’s subsidiaries;

(b) except for (i) the Securities Purchase and Rollover and (ii) as required by the Credit Agreement, capital stock or restricted stock units of ECC issued pursuant to the 401(k) Plan, the exercise of stock options, the vesting of restricted stock or pursuant to the terms of existing employment agreements or the director compensation plan, all as included in Section 3.8(a)(vi) and (vii), issue, sell, pledge, dispose, encumber or grant any shares of its or its subsidiaries’ capital stock or other ownership or voting interests, or any options, warrants, convertible securities, restricted stock or restricted stock units or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock or other ownership or voting interests;

(c) except for dividends and distributions to or among ECC and its wholly owned subsidiaries in the ordinary course of business consistent with past practice, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to, or directly or indirectly redeem, purchase or repurchase any shares of its or any of its subsidiaries’ capital stock or other securities or obligations convertible into or exchangeable or exercisable for any shares of its or its subsidiaries’ capital stock or any rights, warrants or options to acquire any such shares;

(d) make any change to, or permit to lapse without filing for renewal, any material Government Permits currently held, except in the ordinary course of business consistent with past practice;

(e) except as required by Law or pursuant to plans, agreements and other arrangements in effect on February 28, 2010, (i) increase the compensation or other benefits payable or to become payable to directors or executive officers, (ii) grant any severance or termination pay to, or enter into any severance agreement with any director or executive officer of the Company, ECC or any of their respective subsidiaries, except in the ordinary course of business consistent with past practice or (iii) enter into, amend in any material respect or terminate (without cause) any employment agreement with any executive officer of the Company or ECC (except for entering into or terminating employment agreements terminable on less than 30 days’ notice without penalty, and except for extension of employment agreements without material modification in the ordinary course of business consistent with past practice);

(f) acquire, including by merger, consolidation, any other form of business combination, acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments with a purchase price in excess of $10 million individually or $20 million in the aggregate;

(g) incur, create, assume or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise) or guarantee any such indebtedness for any person except for indebtedness incurred or permitted by the Credit Agreement (excluding Sections 10.1(e), (f) and (k) thereof) and intercompany indebtedness;

(h) make any material change to its methods, policies or procedures of accounting in effect at February 28, 2010, except (i) as required by GAAP or as required by a Governmental Body, or (ii) as required by a change in applicable Law;

(i) adjust, split, combine, redeem, recapitalize or reclassify any of its capital stock or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock other than with respect to the vesting of restricted stock and restricted stock units;

(j) make any capital expenditures having an aggregate value in excess of $5 million;

(k) waive, release, assign, settle or compromise any claim, action or proceeding (other than waivers, releases, assignments, settlements or compromises that (i) involve the payment of monetary damages not in excess of $2 million in the aggregate not otherwise recoverable under insurance and (ii) do not otherwise materially restrict the conduct of the Business) or otherwise pay, discharge or satisfy any claims, liabilities or obligations in excess of $2 million not recoverable by insurance;

(l) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or commence any proceedings in bankruptcy (including with respect to any subsidiary of ECC);

(m) other than as required or permitted by the Credit Agreement (excluding Sections 10.1(e), (f) and (k) and 10.2.1(xii) thereof), sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien or otherwise dispose of any material portion of its properties, assets or rights;

(n) enter into any transaction with an Affiliate of the Company, ECC or any subsidiary of ECC (other than existing arrangements set forth on Schedule 5.1(n), amendments and replacements of those arrangements);

(o) engage in any activity which would pose a material risk that the Company may be treated, for U.S. federal income tax purposes, as engaged in a trade or business; or

(p) authorize, commit, enter into any agreement or otherwise agree or make any commitment to do any of the foregoing.

5.2  Filings and Authorizations; Consummation.

(a) Each of the Parties and the Controlling Stockholder, as promptly as practicable, shall make, or cause to be made, all filings and submissions under laws, rules and regulations applicable to it, or to its Affiliates, as may be required for it to consummate the Transactions and use its reasonable best efforts in good faith (which shall not require any Party to make any payment (other than filing fees or other non-punitive fees required to be paid to any Governmental Body) or concession to any Person in connection with obtaining such Person’s consent) to obtain, or cause to be obtained, all other authorizations, approvals, consents and waivers from all Governmental Bodies and other Persons necessary to be obtained by it, or its Affiliates, in order for it to consummate the Transactions.

(b) Each of the Parties and the Controlling Stockholder shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in Section 5.2(a). The Parties and the Controlling Stockholder shall supply such reasonable assistance as may be reasonably requested by any other Party in connection with the foregoing.

(c) Each of the Parties and the Controlling Stockholder shall promptly inform the other of any material communication from any Governmental Body regarding any of the Transactions and, if in writing, to furnish a copy thereof to the others. If the Parties or any of their respective Affiliates receives a request for additional information or documentary material from any such Governmental Body with respect to the Transactions, then such Party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request. Each Party and the Controlling Stockholder will advise the other Parties and the Controlling Stockholder promptly in respect of any understandings, undertakings or agreements (oral or written) which such Person proposes to make or enter into with any Governmental Body in connection with Transactions.

5.3  Efforts.  Subject to the other terms and conditions provided herein and in addition to the obligations of the Parties pursuant to Section 5.2, each of the Parties and the Controlling Stockholder agrees to use its reasonable best efforts and to act in good faith to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective the Transactions as promptly as possible, including using reasonable best efforts to (i) obtain all necessary consents, approvals or waivers from third parties, (ii) contest any legal proceeding challenging the Agreement or relating to the Transactions and (iii) execute any additional instruments necessary to consummate the Transactions. Alden and the Investor shall not, and shall cause their respective Affiliates not to, directly or indirectly, make (or enter into any contract, letter of intent or other agreement with respect to, or otherwise commit or agree, whether or not in writing, to make) any acquisition of or investment in any broadcasting or publishing businesses or assets where such acquisition or investment would reasonably be expected, individually or in the aggregate, to delay or impair in any material respect the consummation of the Transactions.

5.4  ECC Capital Stock.

(a) Alden and the Investor shall, and shall cause each of their respective Affiliates to, vote or provide a consent or proxy with respect to the shares of ECC Capital Stock beneficially owned or of record by such Person, as set forth opposite such Person’s name on Annex 5.4(a) (“Investor ECC Shares”), in favor of the Articles Amendments and the Back-End Merger, in each case to the extent any such class of ECC Capital Stock is eligible to vote on such matter. Alden and the Investor hereby irrevocably grants and appoints, and shall cause its Affiliates that beneficially own or own of record any Investor ECC Shares to grant and appoint, the Company as such Person’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Person, to vote or provide a consent or proxy with respect to the Investor ECC Shares in accordance with the preceding sentence.

(b) The Controlling Stockholder shall, and shall cause each of his Affiliates to, vote or provide a consent or proxy with respect to the shares of ECC Capital Stock beneficially owned or of record by such Person, as set forth opposite such Person’s name on Annex 5.4(b) (“Controlling Stockholder ECC Shares”) except for the Controlling Stockholder Options, in favor of the Articles Amendments and the Back-End Merger, in each case to the extent any such class of ECC Capital Stock is eligible to vote on such matter. The Controlling Stockholder hereby irrevocably grants and appoints, and shall cause its Affiliates that beneficially own or own of record any Investor ECC Shares to grant and appoint, the Investor as such Person’s proxy or proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Person, to vote or provide a consent with respect to the Controlling Stockholder ECC Shares in accordance with the preceding sentence.

(c) Upon the satisfaction of all other conditions to the Back-End Merger and immediately prior to consummation thereof, the Controlling Stockholder shall, and shall cause each of his Affiliates to, for no additional consideration and free and clear of any Liens, contribute to ECC for cancellation in accordance with the Merger Agreement all of the Controlling Stockholder’s and his Affiliates’ right, title and interest in and to the Controlling Stockholder ECC Shares (other than the Controlling Stockholder Retained Shares, all of which shall be converted into the right to receive the Offer Price in cash in the Back-End Merger).

(d) Prior to the Closing, except as explicitly contemplated by this Agreement or other agreements entered into in connection with the Transactions, (a) the Controlling Stockholder and the Company shall not, without the prior written approval of the Investor, and (b) Alden and the Investor shall not, and Alden shall cause the Investor not to, without the prior written approval of the Company, directly or indirectly, whether as an advisor or principal, acquire or sell (or seek permission to acquire or sell), of record or beneficially, by purchase, sale or otherwise, any shares of ECC Capital Stock or other securities, properties or indebtedness of the ECC or its subsidiaries, other than “swap” contracts terminated pursuant to the terms thereof by the counterparty thereto.

5.5  Offer to Purchase.  Subject to Section 5.7, the Company shall not, without the prior written approval of the Investor, (a) amend or waive any of the Tender Conditions or (b) otherwise amend any of the material terms and conditions contained in the Offer to Purchase. The Controlling Shareholder shall cause ECC not to, without the prior written approval of the Investor, amend or waive any of the material terms and conditions contained in the Exchange Offer.

5.6  Confidentiality.  The Parties shall, and shall cause their respective Affiliates and their respective Affiliates’ directors, officers, employees and agents (each, a “Recipient”) to, maintain in confidence the terms of this Agreement, the Transactions and the other agreements contemplated thereby and all information furnished to each such Recipient in connection with or relating thereto or otherwise make any publicity release, announcement or other communication, of any kind and by any means, concerning the foregoing without advance written approval of the other Party. The preceding sentence shall not apply to information that (i) becomes generally available to the public other than as a result of disclosure by such Recipient contrary to this Agreement; (ii) was available to such Recipient on a non-confidential basis prior to its disclosure to such Recipient by the Company or any other Party; (iii) becomes available to such Recipient on a non-confidential basis from a source other than the Company or any other Recipient unless such Recipient knows that such source is bound by a confidentiality agreement or is otherwise prohibited from transmitting the information to such Recipient by a contractual obligation; (iv) is independently developed by such Recipient without reference to confidential information received from the Company or any other Party; (v) is required to be disclosed by applicable Law or legal process, provided that any Recipient disclosing pursuant to this clause (v) shall use commercially reasonable efforts to notify the other Party at least five days prior to such disclosure (other than with respect to disclosure on Schedule 13D) so as to allow such other Party an opportunity to protect such information through protective order or otherwise; (vi) is required to be disclosed by any listing agreement with, or the rules or regulations of, any securities exchange on which securities of such Recipient or any of its Affiliates are listed or traded; (vii) is required to be disclosed in connection with the receipt of the rating of any securities (including debt securities) from a ratings agency; or (viii) is disclosed by a Party to such Party’s legal, accounting and other professional representatives.

5.7  Tender Offeror.  Notwithstanding anything to the contrary in the Agreement, the Parties acknowledge and agree that, at the election of the Company, the Offer to Purchase may be made by Mergerco rather than the Company or the Company can assign to Mergerco its rights to purchase under the Offer to Purchase;

provided that no such assignment shall relieve the Company of its obligations hereunder. In such event, the Tender Conditions shall reflect that MergerCo is the Offeror or purchaser, as applicable. Alternatively, if the Company is the Offeror and does not so assign its rights to purchase, then immediately prior to the Back-End Merger, the Company shall contribute to Mergerco all shares of ECC Common Stock purchased by it in the Tender Closing.

5.8  Obligations of the Controlling Stockholder.  The parties acknowledge and agree that the Controlling Stockholder is executing this Agreement solely in his capacity as a holder of ECC Common Stock. Nothing in this Agreement shall limit or affect any actions taken or not taken by the Controlling Stockholder in his capacity as a director or officer of ECC or any of its subsidiaries, or in any way to diminish or restrict his ability to exercise his fiduciary duties with respect thereto in any such capacity.

ARTICLE VI

CONDITIONS PRECEDENT TO THE OBLIGATION OF THE INVESTOR TO CLOSE

The obligation of the Investor to enter into and complete the Closing is subject to the fulfillment on the Closing Date of the following conditions, any one or more of which may be waived by the Investor:

6.1  Representations and Covenants.  (a) The representations and warranties of the Company contained in Sections 3.1, 3.4, 3.16(b) and 3.19 shall be true and correct in all respects; and (b) all remaining representations and warranties of the Company contained in Article III shall be true and correct except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of both clauses (a) and (b), on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for those representations and warranties that are expressly limited by their terms to dates or times other than the Closing Date, which representations and warranties need only be true and correct as aforesaid as of such other dates or times; provided, however, that for purposes of determining the satisfaction on the Closing Date of clause (b), no effect shall be given to any exception or qualification in such representations and warranties relating to materiality, material adverse effect or knowledge. The Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date. The Company shall have delivered to the Investor a certificate, dated the date of the Closing and signed by an officer of the Company, to the foregoing effect.

6.2  No Orders.  No Order issued by any Governmental Body preventing, enjoining, restraining or prohibiting the consummation of the Transactions shall be in effect. No litigation shall have been commenced or, to the Knowledge of the Company or the Knowledge of Alden threatened by any Governmental Body seeking to enjoin, delay or impede the Transactions or any of the benefits thereof. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Body that prohibits or makes illegal consummation of the Transactions.

6.3  Tender Conditions.  All of Tender Conditions (other than the condition in clause (vi) thereof that Alden delivers the amounts due hereunder) shall have been satisfied or waived by the Person or Persons entitled to waive the same, with the consent of the Investor, and the Company shall have accepted all shares tendered therein.

6.4  Employment Agreement.  The Controlling Stockholder continues to work as Chief Executive Officer of ECC.

6.5  Articles Amendments.  The Articles Amendments shall have been approved by the holders of 66 2/3% of the outstanding ECC Preferred Stock, and ECC shall have filed such Articles Amendments with the Secretary of State of the State of Indiana.

6.6  Opinion.  The Company shall have delivered the Opinion to the Investor.

6.7  Merger Agreement.  The Merger Agreement shall have been executed and delivered by the parties thereto.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO CLOSE

The obligation of the Company to enter into and complete the Closing is subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by the Company:

7.1  Representations and Covenants.  (a) The representations and warranties of the Investor and Alden contained in Sections 4.1, 4.5 and 4.8 shall be true and correct in all respects; and (b) all remaining representations and warranties of the Investor and Alden contained in Article IV shall be true and correct in all material respects, in the case of both clauses (a) and (b), on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for those representations and warranties that are expressly limited by their terms to dates or times other than the Closing Date, which representations and warranties need only be true and correct as aforesaid as of such other dates or times provided, however, that for purposes of determining the satisfaction on the Closing Date of clause (b), no effect shall be given to any exception or qualification in such representations and warranties relating to materiality; and provided, further, that for purposes of determining the satisfaction on the Closing Date of clause (b), such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of any such representations and warranties to be so true and correct would reasonably be likely to have a materially impair the Investor’s ability to consummate the Transactions. The Investor shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Investor on or prior to the Closing Date. The Investor shall have delivered to the Company a certificate, dated the date of the Closing and signed by an officer of the Investor, to the foregoing effect.

7.2  No Orders.  No Order issued by any Governmental Body preventing, enjoining, restraining or prohibiting the consummation of the Transactions shall be pending, threatened or in effect. No litigation shall have been commenced or, to the Knowledge of the Company, threatened by any Governmental Body seeking to enjoin, delay or impede the Transactions or any of the benefits thereof. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Body that prohibits or makes illegal consummation of the Transactions.

7.3  Tender Conditions.  All of the Tender Conditions shall have been satisfied or waived by the Person or Persons entitled to waive the same.

ARTICLE VIII

TERMINATION OF AGREEMENT

8.1  Termination.  This Agreement may not be terminated prior to the Closing, except as follows:

(a) by mutual agreement of the Investor and the Company;

(b) at the election of the Investor or the Company upon prior written notice, if (i) the Company has not commenced the Tender Offer or (ii) ECC has not commenced the Exchange Offer, in each case as of the close of business on the date which is ten (10) Business Days after the date hereof (the “Early Termination Date”);

(c) at the election of the Investor or the Company upon prior written notice, if any one or more of the conditions set forth in Article VI or Article VII respectively (other than those that by their nature are to be satisfied at the Closing) has not been fulfilled as of the close of business on September 24, 2010 (the “Outside Date”); provided, however, that the Party whose conduct substantially results in the failure of such condition to be fulfilled may not be the terminating Party;

(d) at the election of the Investor or the Company upon prior written notice, if any court of competent jurisdiction in the United States or other United States Governmental Body shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such order, decree, ruling or other action is or shall have become non-appealable;

(e) at the election of the Company or the Investor, upon prior written notice, if there has been a material inaccuracy in or material breach by the other Party of any representation or warranty, or material breach or failure to perform of any covenant or agreement contained in this Agreement or any other agreement, document or certificate delivered pursuant hereto (i) that would result in a failure of the conditions set forth in Section 6.1 or 7.1, as applicable, and is incapable of being cured by the Outside Date or (ii) in the case of any other breach or failure to perform, is not cured by the earlier to occur of the Outside Date and within 30 days following written notice thereof (which notice shall include such Party’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination); provided, however, that the breaching Party may not be the terminating Party; or

(f) at the election of the Company if, as a result of the action or inaction by the Investor, the Closing shall not have occurred on or prior to the date that is two (2) Business Days following the date on which all of the conditions to Closing set forth in Articles VI and VII have been satisfied or, in the case of Article VII, waived by the Company.

8.2  Survival After Termination.  If this Agreement terminates pursuant to Section 8.1 and the transactions contemplated hereby are not consummated,

(a) this Agreement shall become null and void and have no further force or effect, except that any such termination shall be without prejudice to the rights of any Party on account of the nonsatisfaction of the conditions set forth in Article VI or Article VII resulting from the intentional or willful breach or violation of the representations, warranties, covenants or agreements of another Party under this Agreement; and

(b) notwithstanding anything in this Agreement to the contrary, the provisions of Section 5.6, this Section 8.2 and Article X shall survive any termination of this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1  Indemnification by the Company.  (a) The Company shall indemnify the Investor, its Affiliates and each of their respective Representatives and ultimate beneficial owners (each, an “Investor Indemnified Party”) against, and hold them harmless from, any Losses, as incurred (payable promptly upon written request, but subject to an undertaking to repay any Losses if it is determined by a court of competent jurisdiction that such Investor Indemnified Party is not entitled to such indemnification), arising from, in connection with or otherwise with respect to:

(i) any inaccuracy in, or breach of, any representation or warranty of the Company contained in this Agreement or any document delivered in connection herewith or therewith;

(ii) any failure by the Company or the Controlling Stockholder to perform any covenant, agreement, obligation or undertaking contained in this Agreement; and

(iii) any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including third-party fees and expenses) incident to any of the foregoing or incurred in connection with the enforcement of the rights of any such indemnified party with respect to the foregoing.

(b) Notwithstanding any other provision of this Article IX, the Company shall not have any liability:

(i) under clause (i) and, as it relates to clause (i), clause (iii) of Section 9.1(a) for any Loss unless the aggregate amount of such Losses for which indemnification would otherwise be available exceeds $7,500,000 (the “Deductible Amount”), in which case the entire amount of such Losses shall be indemnifiable hereunder; provided, however, that the Deductible Amount shall not apply to any claim for indemnification to the extent arising out of an inaccuracy or breach of any representation or warranty contained in Sections 3.1, 3.4 and 3.19 (the “Seller Specified Representations”) or to any Loss incurred due to fraud, intentional misrepresentation, intentional misconduct or intentional concealment by or on behalf of the Company or the Controlling Stockholder;

(ii) under clause (i) and, as it relates to clause (i), clause (iii) of Section 9.1(a) for any Loss with respect to any individual item or series of related items of Loss that is of an amount less than $25,000 (which amount shall be an aggregate amount in the case of any series of related items of Loss) and no such item or series of related items, as the case may be, shall be applied toward the calculation of whether the aggregate of all Losses incurred by such Investor Indemnified Party exceeds the Deductible Amount; or

(iii) after Closing under Section 9.1(a) for any Loss arising from, in connection with or otherwise with respect to any breach of any representation, warranty or covenant that would have resulted (or would have been deemed to have resulted as agreed by the other parties in a notice delivered at or prior to Closing, provided the Company gives Alden notice of such breach at least two (2) Business Days prior to Closing) in non-satisfaction of a condition to Closing contained in Section 6.1.

(c) For purposes of this Article IX and for purposes of determining whether an Investor Indemnified Party is entitled to indemnification pursuant to this Section 9.1, any inaccuracy in or breach of any representation or warranty made by the Company contained in this Agreement or in any document delivered herewith shall be determined without regard to any materiality qualifications set forth in such representation or warranty or in any document delivered in connection herewith, and all references to the terms “material”, “materially”, “materiality” “Company Material Adverse Effect” or any similar terms shall be ignored for purposes of determining whether such representation or warranty was true and correct when made.

9.2  Indemnification by the Investor.  (a) The Investor shall, and Alden shall provide sufficient funds to the Investor to, indemnify the Company against, and agree to hold it harmless from, any Losses, as incurred (payable promptly upon written request, but subject to an undertaking to repay any Losses if it is determined by a court of competent jurisdiction that such indemnified party is not entitled to such indemnification), for or on account of or arising from or in connection with or otherwise with respect to:

(i) any inaccuracy in, or breach of, any representation or warranty of the Investor contained in this Agreement or any document delivered in connection herewith or therewith;

(ii) any failure by the Investor to perform any covenant, agreement, obligation or undertaking contained in this Agreement; and

(iii) any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including third-party fees and expenses) incident to any of the foregoing or incurred in connection with the enforcement of the rights of any such indemnified party with respect to the foregoing.

(b) Notwithstanding any other provision of this Article IX, the Investor shall not have any liability:

(i) under clause (i) and, as it relates to clause (i), clause (iii) of Section 9.2(a) for any Loss unless the aggregate amount of such Losses for which indemnification would otherwise be available exceeds the Deductible Amount, in which case the entire amount of such Losses shall be indemnifiable hereunder; provided, however, that the Deductible Amount shall not apply to any claim for indemnification to the extent arising out of an inaccuracy or breach of any representation or warranty contained in Sections 4.1, 4.5, 4.7 and 4.8 (the “Investor Specified Representations”) or to any Loss incurred due to fraud, intentional misrepresentation, intentional misconduct or intentional concealment by or on behalf of the Investor;

(ii) under clause (i) and, as it relates to clause (i), clause (iii) of Section 9.2(a) for any Loss with respect to any individual item or series of related items of Loss that is of an amount less than $25,000 (which amount shall be an aggregate amount in the case of any series of related items of Loss) and no such item or series of related items, as the case may be, shall be applied toward the calculation of whether the aggregate of all Losses incurred by the Company exceeds the Deductible Amount; or

(iii) after Closing under Section 9.2(a) for any Loss arising from, in connection with or otherwise with respect to any breach of any representation, warranty or covenant that would have resulted (or would have been deemed to have resulted as agreed by the other parties in a notice delivered at or prior to Closing, provided Alden gives the Company notice of such breach at least two (2) Business Days prior to Closing), in non-satisfaction of a condition to Closing contained in Section 7.1.

(c) For purposes of this Article IX and for purposes of determining whether the Company is entitled to indemnification pursuant to this Section 9.2, any inaccuracy in or breach of any representation or warranty made by the Investor contained in this Agreement or in any document delivered herewith, other than the representation and warranty contained in Section 3.16(b), shall be determined without regard to any materiality qualifications set forth in such representation or warranty or in any document delivered in connection herewith, and all references to the terms “material”, “materially”, “materiality” “material adverse effect” or any similar terms shall be ignored for purposes of determining whether such representation or warranty was true and correct when made.

9.3  Termination of Indemnification.  Except with respect to any fraud, intentional misrepresentation, intentional misconduct or intentional concealment by or on behalf of any Party, such Party’s obligations to indemnify and hold harmless any other Party pursuant to Section 9.1(a)(i) and, as it relates thereto, Section 9.1(a)(iii) (other than with respect to the Seller Specified Representations) or 9.2(a)(i) and, as it relates thereto, Section 9.2(a)(iii) (other than with respect to the Investor Specified Representations) shall terminate on June 30, 2011; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the applicable indemnified party shall have, before the expiration of such period, previously made a claim by delivering a notice of such claim pursuant to Section 9.4 to the applicable indemnifying party. Any other obligation to indemnify and hold harmless any party shall terminate upon the expiration of the relevant statute of limitations, taking into account extensions thereof; provided, however, that such obligations shall not terminate with respect to any item as to which the applicable indemnified party has, as of the expiration of the relevant period, taking into account extensions thereof, a pending suit against the applicable indemnifying party.

9.4  Procedures.

(a)  Third Party Claims.  If a claim by a third party is made against a party hereto or any of its Affiliates (the “indemnified party”) in respect of, arising out of or involving a matter for which the indemnified party is entitled to be indemnified by another Party (the “indemnifying party”) pursuant to this Article IX (a “Third Party Claim”), such indemnified party must notify the indemnifying party in writing of the Third Party Claim within 10 Business Days following receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent (and only to the extent) the indemnifying party shall have been actually and materially prejudiced as a result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party, promptly following the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b)  Assumption.  If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided, however, that such counsel is not reasonably objected to by the indemnified party. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. Notwithstanding the foregoing, the indemnifying party shall bear the reasonable fees, costs and expenses of one such separate counsel to the indemnified party in each jurisdiction (and shall pay such fees, costs and expenses as incurred), if the defendants in, or targets of, any such action or proceeding include both the indemnified party and the indemnifying party, and the indemnified party shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the indemnifying party or that representation by the same counsel may be a conflict of interest (in which case the indemnifying party shall not have the right to direct the defense of such action or proceeding on behalf of the indemnified party). If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the reasonable fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof. If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The indemnified party (A) shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the indemnified party completely in connection with such Third Party Claim and that would not otherwise adversely affect the indemnified party, and (B) shall not enter into any settlement, compromise or discharge of a Third Party Claim without the prior written consent of the indemnifying party (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the indemnified party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party that the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. In the case of any Third Party Claim referred to in the immediately preceding sentence, if such equitable relief or other relief portion of such Third Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion of such Third Party Claim relating to money damages.

(c)  Other Claims.  In the event any indemnified party should have a claim against any indemnifying party under Section 9.1 or 9.2 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party. Subject to Section 9.3, the failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 9.1 or 9.2, except to the extent that the indemnifying party has been actually and materially prejudiced by such failure.

ARTICLE X

MISCELLANEOUS

10.1  Expenses.

(a) Transaction Expenses shall be reimbursable as follows:

(i) Upon the Closing, the Company shall promptly reimburse the Investor and the Controlling Stockholder for their Transaction Expenses incurred prior to the Closing; provided that the Company shall not be required to reimburse Investor’s Transaction Expenses for any amount in excess of $1,000,000;

(ii) If this Agreement is terminated by the Investor in accordance with Section 8.1(e), the Company shall, and the Controlling Stockholder shall cause the Company to, reimburse the Investor for the Investor’s Transaction Expenses, in amount not to exceed $1,000,000, in the aggregate; or

(iii) If this Agreement is terminated in accordance with Section 8.1 for any reason other than as described in Section 10.1(a)(ii), the Transaction Expenses shall be borne by the Party incurring such fees or expenses.

(b) “Transaction Expenses” means with respect to the Investor or the Controlling Stockholder, all reasonable and documented out of pocket fees and expenses incurred by such party in connection with the preparation, execution and performance of this Agreement and the consummation of the Transactions, including reasonable and documented fees and expenses of counsel and, with respect to the Controlling Stockholder, the expenses set forth on Annex 10.1(b); provided that Transaction Expenses shall not include any commitment, arrangement, finder or similar financing fees or expenses, which shall be borne by the party incurring such fees or expenses (other than the expenses set forth on Annex 10.1(b)).

10.2  Specific Performance.  The Parties each acknowledge that, in view of the uniqueness of the Transactions, each Party would not have an adequate remedy at law for money damages in the event that the covenants to be performed after the Closing have not been performed in accordance with their terms, and therefore agree that the other Parties shall be entitled to specific enforcement of the terms hereof and any other equitable remedy to which such parties may be entitled. Notwithstanding anything herein to the contrary, in no event shall, (a) the Investor be liable for damages in connection with any breach or violation of this Agreement in excess of an amount equal to the difference of the Purchase Price and the amount actually funded by the Investor pursuant to this Agreement or (b) other than amounts payable pursuant to Section 10.1(a)(ii), the Company be liable for damages in connection with any breach or violation of this Agreement in excess of the amount actually funded by the Investor pursuant to this Agreement.

10.3  Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) on the day of delivery if delivered in person, or if delivered by facsimile upon confirmation of receipt (except if such facsimile is not received during regular business hours, then the Business Day following the date of receipt), (b) on the first Business Day following the date of dispatch if sent for overnight delivery via a nationally recognized express courier service or (c) on the date actually received if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated by notice given in accordance with this Section 10.3 by the Party to receive such notice:

(a) if to Alden or the Investor, to:

c/o Alden Global Capital
885 Third Avenue
New York, NY 10022
Attention: Jim Plohg
Facsimile: (212) 702-0145

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: Stephen M. Banker
Facsimile: (917) 777-2760

(b) if to the Company, to:

JS Acquisition, LLC
c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Facsimile: (317) 713-3699

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Attention:	James M. Dubin
Kelley D. Parker
Facsimile: (212) 757-3990

(c) if to the Controlling Stockholder, to:

Jeffrey H. Smulyan
c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Facsimile: (317) 713-3699

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Attention:	James M. Dubin
Kelley D. Parker
Facsimile: (212) 757-3990

10.4  Entire Agreement.  This Agreement, together with the Confidentiality Agreement, the Operating Agreement, the Registration Rights Agreement, the Rollover Agreement and the Distribution Letter and any other collateral agreements executed in connection with the consummation of the transactions contemplated hereby, contains the entire agreement among the Parties with respect to Securities Purchase and supersedes all prior agreements, written or oral, with respect thereto.

10.5  Waivers and Amendments.  This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Investor and the Company or, in the case of a waiver, by the Party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

10.6  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana without regard to any conflict of laws rules thereof that might indicate the application of the laws of any other jurisdiction.

10.7  Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. This Agreement is not assignable by any party without the prior written consent of the other parties, except that Alden and the Investor shall be permitted to assign, in their sole discretion, any or all of their respective rights, interests or obligations under this Agreement to any Affiliate thereof, but no such assignment shall relieve Alden or the Investor of its obligations hereunder.

10.8  Usage.  All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively. Unless otherwise expressly provided, the words “include,” “includes” and “including” do not limit the preceding words or terms and shall be deemed to be followed by the words “without limitation.” Any capitalized term used in any Exhibit or Annex but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and the phrase shall not mean simply “if”. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

10.9  Articles and Sections.  All references herein to Articles and Sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. The table of contents, index of defined terms and Article and Section headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

10.10  Interpretation.  The Parties acknowledge and agree that (a) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement and (c) the terms and provisions of this Agreement shall be construed fairly as to all Parties, regardless of which Party was generally responsible for the preparation of this Agreement. Any statute, regulation, or other law defined or referred to herein (or in any agreement or instrument that is referred to herein) means such statute, regulation or other law as, from time to time, may be amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a person also refer to its predecessors and permitted successors and assigns.

10.11  Severability of Provisions.  If any provision or any portion of any provision of this Agreement shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement shall not be affected thereby. If the application of any provision or any portion of any provision of this Agreement to any Person or circumstance shall be held invalid or unenforceable (a) the application of such provision or portion of such provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby and (b) the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

10.12  Counterparts.  This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

10.13  No Personal Liability.  This Agreement (and each agreement, certificate and instrument delivered pursuant hereto) shall not create or be deemed to create or permit any personal liability or obligation on the part of any officer, director, employee, agent, representative or investor of any Party.

10.14  No Third Party Beneficiaries.  No provision of this Agreement is intended to, or shall, confer any third party beneficiary or other rights or remedies upon any Person other than the Parties.

10.15  Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) Any claim arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in any Federal court in the State of New York or if jurisdiction is not available in such court, any court sitting in New York County, New York, and each Party agrees not to assert, by way of motion, as a defense or otherwise, in any such claim, that it is not subject personally to the jurisdiction of such court, that the claim is brought in an inconvenient forum, that the venue of the claim is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of such court in any such claim.

Any and all service of process and any other notice in any such claim shall be effective against any Party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such Party as herein provided. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY.

(c) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE WAIVER IN SECTION 10.15(b), (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) SUCH PARTY MAKES SUCH WAIVER VOLUNTARILY AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, AGREEMENTS AND CERTIFICATIONS IN SECTION 10.15(b) AND THIS SECTION 10.15(c).

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.
(solely with respect to Sections 2.3, 5.2, 5.3, 5.4,
5.5 and 5.8, and Article IV, Article IX and Article X)

By:	/s/ Jim Plohg

Name:	Jim Plohg

Title:	Authorized Signatory

ALDEN GLOBAL VALUE RECOVERY MASTER FUND, L.P. (solely with respect to Sections 2.3, 5.2, 5.3, 5.4, 5.5 and 5.8 and Article IV, Article IX and Article X)

By:	/s/ Jim Plohg

Name:	Jim Plohg

Title:	Authorized Signatory

ALDEN MEDIA HOLDINGS, LLC

By:	/s/ Jim Plohg
Name:  Jim Plohg

Title:	Vice President

JS ACQUISITION, LLC

By:	/s/ Jeffrey H. Smulyan

Name:	Jeffrey H. Smulyan

Title:	Manager

JEFFREY M. SMULYAN
(solely with respect to Sections 2.3, 5.1, 5.2, 5.3,
5.4, 5.5 and 5.8 and Article X)

/s/  Jeffrey H. Smulyan

[Signature Page to the Securities Purchase Agreement]

ANNEX 5.4(a)

INVESTOR ECC SHARES

	ECC Class A	ECC Preferred
	Common Stock	Stock

Alden Global Distressed Opportunities Master Fund, L.P.	1,406,500	1,162,737

(1)	Alden and its Affiliates disclaim any beneficial ownership in securities that may be referenced in cash-settled equity swap contracts or that may be held from time to time by any counterparties to the contracts.

‘‘Investor ECC Shares” shall not include any Controlling Stockholder ECC Shares as set forth on Annex 5.4(b), which Alden and its Affiliates may be deemed to beneficially own

Annex 5.4(a) — Page 1

ANNEX 5.4(b)

CONTROLLING STOCKHOLDER ECC SHARES

	ECC Class A	ECC Class B
	Common Stock	Common Stock

Jeffrey H. Smulyan	29,752.0745(1)	4,930,680(2)
The Smulyan Family Foundation	30,625(3)	0
Controlling Stockholder Options	97,565(4)	1,170,796(5)

(1)	Consists of (i) 5,877.0745 shares of ECC Class A Common Stock held in the Controlling Stockholder’s 401(k) Plan, (ii) 9,755 shares of ECC Class A Common Stock held by the Controlling Stockholder individually, (iii) 11,120 shares of ECC Class A Common Stock held by the Controlling Stockholder as trustee for his children and (iv) 3,000 shares of ECC Class A Common Stock held by the Controlling Stockholder as trustee for his niece.

(2)	Consists of 4,930,680 shares of ECC Class B Common Stock held by the Controlling Stockholder individually.

(3)	Consists of 30,625 shares of ECC Class A Common Stock held by The Smulyan Family Foundation, as to which the Controlling Stockholder shares voting and dispositive control.

(4)	Consists of options to purchase 97,565 shares of Class A Common Stock held by the Controlling Stockholder directly.

(5)	Consists of options to purchase 1,170,796 shares of Class B Common Stock held by the Controlling Stockholder directly.

‘‘Controlling Stockholder ECC Shares” shall not include any Investor ECC Shares as set forth on Annex 5.4(a), which the Controlling Stockholder and its Affiliates may be deemed to beneficially own.

Annex 5.4(b) — Page 1